Exhibit 99.1

DCT/SPF INDUSTRIAL OPERATING LLC

Consolidated Financial Statements

December 31, 2007

(With Independent Auditors’ Report Thereon)

Report of Independent Registered Public Accounting Firm

The Members

DCT/SPF Industrial Operating LLC:

We have audited the accompanying consolidated balance sheet of DCT/SPF Industrial Operating LLC and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, members’ capital, and cash flows for the period from August 22, 2007 (inception) through December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DCT/SPF Industrial Operating LLC and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the period from August 22, 2007 (inception) through December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Denver, Colorado	/s/ KPMG LLP
March 28, 2008

DCT/SPF INDUSTRIAL OPERATING LLC

Consolidated Balance Sheet

December 31, 2007

(In thousands)

Assets
Real estate	$237,536
Intangible lease assets	21,328
Accumulated depreciation and amortization	(2,459)

Net real estate	256,405
Cash and cash equivalents	1,875
Accounts receivable	367
Other assets	78

Total assets	$258,725

Liabilities and Members’ Capital
Accounts payable and accrued liabilities	$1,570
Accounts payable, related party	637
Accrued distributions	910
Intangible lease liabilities, net of accumulated amortization of $171	2,002
Other liabilities	2,354

Total liabilities	7,473
Members’ capital	251,252

Total liabilities and members’ capital	$258,725

See accompanying notes to Consolidated Financial Statements.

DCT/SPF INDUSTRIAL OPERATING LLC

Consolidated Statement of Operations

Period from August 22, 2007 (Inception) through December 31, 2007

(In thousands)

Income:
Rental revenue	$5,088
Expenses:
Rental expenses	365
Real estate taxes	685
Depreciation and amortization	2,430
Asset management fees, related party	175
General and administrative	59

Total operating expenses	3,714
Operating income	1,374
Other Income (Expense):
Interest income	5

Net income	$1,379

See accompanying notes to Consolidated Financial Statements.

DCT/SPF INDUSTRIAL OPERATING LLC

Consolidated Statement of Members’ Capital

Period from August 22, 2007 (Inception) through December 31, 2007

(In thousands)

	Industrial Acquisition LLC	DCT Industrial Operating Partnership LP	Total
Balance at August 22, 2007 (inception)	$—	$—	$—
Contributions – non-cash	—	136,666	136,666
Contributions – cash	201,741	23,102	224,843
Distributions	(1,844)	(109,792)	(111,636)
Net income	1,103	276	1,379

Balance at December 31, 2007	$201,000	$50,252	$251,252

See accompanying notes to Consolidated Financial Statements.

DCT/SPF INDUSTRIAL OPERATING LLC

Consolidated Statement of Cash Flows

Period from August 22, 2007 (Inception) through December 31, 2007

(In thousands)

OPERATING ACTIVITES:
Net income	$1,379
Adjustments to reconcile net income to net cash provided by operating activities:
Real estate related depreciation and amortization	2,430
Other amortization	(142)
Changes in operating assets and liabilities:
Accounts receivable	(367)
Other assets	(78)
Accounts payable and accrued liabilities and other liabilities	4,561

Net cash provided by operating activities	7,783

INVESTING ACTIVITIES:
Acquisitions of real estate	(120,025)

Net cash used in investing activities	(120,025)

FINANCING ACTIVITIES:
Contributions from members	224,843
Distributions to members	(110,726)

Net cash provided by financing activities	114,117

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,875
CASH AND CASH EQUIVALENTS, beginning of period	—

CASH AND CASH EQUIVALENTS, end of period	$1,875

Supplemental disclosures of cash flow information:
Contributions of real estate by member	$136,666

See accompanying notes to Consolidated Financial Statements.

DCT/SPF INDUSTRIAL OPERATING LLC

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Note 1. Organization

In August 2007, DCT/SPF Industrial Operating LLC (“the Fund”) was formed as a limited liability company between Industrial Acquisition LLC (“J.P. Morgan”) and DCT Industrial Operating Partnership LP (“DCOP”) to create an institutional fund that owns and operates industrial properties located in the United States. As of December 31, 2007, the Fund owned approximately $258.9 million in real estate assets, of which the Fund purchased seven properties and DCT contributed the remaining six properties. J.P. Morgan’s ownership of the Fund is 80% and DCOP’s ownership of the Fund is 20%. Actual ownership percentages may vary depending on amounts of capital contributed and the timing of contributions and distributions.

The Fund will continue until terminated in accordance with the Limited Liability Company Agreement (“joint venture agreement”).

Limited liability companies (“LLCs”) are formed in accordance with the laws of the state in which they are organized. LLCs are generally an unincorporated association of two or more persons. Its members have limited personal liability for the obligations or debts of the entity. LLCs are classified as a partnership for federal tax purposes.

DCOP manages the day-to-day business, affairs and assets for the Fund for a management fee (Note 6) and all major decisions are determined by both J.P. Morgan and DCOP. In addition, after J.P. Morgan and DCOP are repaid their respective capital contributions plus a preferred return, DCOP has the right to receive a promoted interest from the Fund based on performance as defined in the Fund’s joint venture agreement.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accounts of the Fund and the financial statements of its wholly owned real estate properties are consolidated in the Fund’s Consolidated Financial Statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Fund’s Consolidated Financial Statements in accordance with U.S generally accepted accounting principals (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Fund’s Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate, Valuation and Allocation of Real Estate Acquisitions

The Fund capitalizes direct costs associated with, and incremental to, the acquisition or improvement of real estate, including asset acquisition costs and leasing costs as well as direct internal costs, if appropriate. Costs incurred for maintaining and making repairs to the Fund’s real estate, which do not extend the life of the Fund’s assets, are expensed as incurred.

DCT/SPF INDUSTRIAL OPERATING LLC

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Certain operating properties have been contributed to the Fund by DCT in exchange for a special distribution generally equal to J.P. Morgan’s ownership in the individual property net of any closing costs. Properties acquired directly by the Fund required cash contributions from the members equal to their respective ownership percentages.

Upon acquisition, the total cost of a property is allocated to land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). The fair value of identifiable tangible assets such as land, building, building and land improvements and tenant improvements is determined on an “as-if-vacant” basis. Management considers the replacement cost of such assets, appraisals, property condition reports, market data and other related information in determining the fair value of the tangible assets. The allocation of the total cost of a property to an intangible lease asset includes the value associated with customer relationships and in-place leases which may include leasing commissions, legal and other costs. In addition, the allocation of the total cost of a property requires allocating costs to an intangible asset or liability resulting from in-place leases being above or below the market rental rates on the date of the acquisition. Intangible lease assets or liabilities will be amortized over the life of the remaining in-place leases as an adjustment to revenues.

Real estate, including land, building, building and land improvements, tenant improvements and leasing costs, and intangible lease assets and liabilities are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets or liabilities as follows:

Description	Standard Depreciable Life
Land	Not depreciated

Building	40 years

Building and land improvements	20 years

Tenant improvements	Lease term

Lease costs	Lease term

Intangible lease assets and liabilities	Average term of leases for property

Above/below market rent assets/liabilities	Lease term

The table above reflects the standard depreciable lives typically used to compute depreciation and amortization. However, such depreciable lives may be different based on the estimated useful life of such assets or liabilities. The cost of assets sold or retired and the related accumulated depreciation and/or amortization is removed from the accounts and the resulting gain or loss, if necessary, is reflected in the Consolidated Statement of Operations during the period in which such sale or retirement occurs.

Depreciation and Useful Lives of Real Estate Assets

The depreciable portion of the Fund’s real estate assets and their related useful lives are estimated in order to record depreciation expense. Management’s ability to accurately estimate the depreciable portions of our real estate assets and their useful lives is critical to the determination of the appropriate amount of depreciation expense recorded and the carrying values of the underlying assets. Any change to the estimated depreciable lives of these assets would have an impact on the depreciation expense recognized by the Fund.

DCT/SPF INDUSTRIAL OPERATING LLC

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Impairment of Long-Lived Assets

Long-lived assets held and used are carried at cost and evaluated for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 provides that such an evaluation should be performed when events or changes in circumstances indicate such an evaluation is warranted. In management’s opinion the Fund’s long-lived assets are not impaired.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in financial institutions and other highly liquid short-term investments with original maturities of three months or less. The Fund has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition

The Fund records rental revenues on a straight-line basis under which contractual rent increases are recognized evenly over the lease term. The Fund records rental revenues for the full term of each lease on a straight-line basis. Certain properties have leases that provide for tenant occupancy during periods where no rent is due or where minimum rent payments increase during the term of the lease. Accordingly, receivables are recorded from tenants that the Fund expects to collect over the remaining lease term rather than currently, which are recorded as straight-line rents receivable. When the Fund acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation. During 2007, the total increase to rental revenues due to straight-line rent adjustments was approximately $127,000.

Tenant recovery income includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as revenue in the same period the related expenses are incurred. Tenant recovery income recognized as revenue during 2007 was approximately $1.1 million.

In connection with property acquisitions, the Fund may acquire leases with rental rates above or below the market rental rates. Such differences are recorded as an intangible asset or liability pursuant to SFAS No. 141 and amortized to rental revenues over the life of the respective leases. During 2007, the total net increase to rental revenues due to the amortization of above and below market rents was approximately $142,000.

Rental Expenses

Rental expenses primarily include property management fees paid to third party property management companies, utilities, repairs and maintenance, and property insurance. Under the terms of the respective leases, some or all of the Fund’s rental expenses are recovered from its customers and are recognized as a component of rental income.

DCT/SPF INDUSTRIAL OPERATING LLC

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Other Assets

Other assets include prepaid property taxes and prepaid insurance.

Other Liabilities

Other liabilities include prepaid tenant rents and security deposits.

New Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, and early adoption is not permitted. Management is currently evaluating the application of SFAS No. 160 and its effect, if any, on the Fund’s Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141, Business Combinations (revised 2007) (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values, changes the recognition of assets acquired and liabilities assumed arising from contingencies, changes the recognition and measurement of contingent consideration, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply the provisions of SFAS No. 141(R) prior to that date. Management is currently evaluating the application of SFAS No. 141(R) and its effect on the Fund’s Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”) which expands the use of the fair value measurement to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Management is currently evaluating the requirements of SFAS No. 159 and the impact, if any, this pronouncement will have on the Fund’s Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the requirements of SFAS No. 157 and the impact, if any, this pronouncement will have on the Fund’s Consolidated Financial Statements.

DCT/SPF INDUSTRIAL OPERATING LLC

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Note 3. Real Estate

Real estate is comprised of the following as of December 31, 2007 (in thousands):

Amount
Land	$42,528
Building	156,904
Building and land improvements	20,090
Tenant improvements	18,014
Intangible lease assets	21,328

Total investment in property	258,864
Less accumulated depreciation and amortization	(2,459)

Net real estate	$256,405

Future minimum base rental payments due to the Fund from its tenants under non-cancelable operating leases in effect as of December 31, 2007 were as follows (in thousands):

Years Ended December 31,	Amount
2008	$16,166
2009	15,029
2010	11,436
2011	8,639
2012	7,127
Thereafter	17,460

Total	$75,857

The schedule does not reflect future rental revenues from the potential renewal or replacement of existing and future leases and excludes property operating expense reimbursements. Additionally, leases that are considered month-to-month in duration are not included.

The Fund has four customers who each represented more than 10% of the Fund’s rental income during 2007. Additionally, the Fund has 12 properties located in the Chicago, Dallas, Denver, Cincinnati, and Nashville markets, for which each market represents more than 10% of the Fund’s net real estate assets.

DCT/SPF INDUSTRIAL OPERATING LLC

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Note 4. Intangible Assets

Aggregate net amortization for intangible assets recognized pursuant to SFAS No. 141 in connection with property acquisitions (excluding assets and liabilities related to above and below market rents; see Note 2) during 2007 was approximately $0.9 million. The following table presents the estimated net amortization of such intangible assets for the next five years. In addition, the table presents the increase (decrease) to rental revenues due to the amortization of above and below market rents for the next 5 years (in thousands):

Years Ended December 31,	Estimated Net Amortization of Lease Intangible Assets	Estimated Net Decrease to Rental Revenues Related to Above Market Rents	Estimated Net Increase to Rental Revenues Related to Below Market Rents
2008	$3,724	$(287)	$518
2009	3,658	(274)	463
2010	2,795	(252)	310
2011	2,075	(252)	170
2012	1,958	(157)	133

Total	$14,210	$(1,222)	$1,594

Note 5. Members’ Capital

Total contributions received by the Fund during 2007 were approximately $361.5 million, and consists of $136.7 million in property contributed by DCOP and approximately $23.1 million and $201.7 million in cash contributed by DCOP and J.P. Morgan, respectively. During 2007, the Fund made cash distributions of approximately $109.8 million and $1.8 million to DCOP and J.P. Morgan, respectively. At December 31, 2007, approximately $0.9 million of distributions were accrued.

The Fund makes monthly distributions to its members based on operating cash flow less certain charges as defined in the Fund’s joint venture agreement. Profits and losses are generally allocated to the members in accordance with their respective ownership interests.

DCT/SPF INDUSTRIAL OPERATING LLC

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Note 6. Related Party Transactions

DCOP earns fees in exchange for providing property management services and day-to-day management of the operations. During 2007, DCOP earned management oversight fees of approximately $175,000 and the Fund had approximately $55,000 payable to DCOP at December 31, 2007.

Additionally, DCOP earns acquisition fees equal to 0.5% of the purchase price of acquisitions made by the Fund, excluding properties initially contributed to the Fund by DCOP. During 2007, DCOP earned acquisition fees of approximately $582,000, which was payable to DCOP at December 31, 2007. Such amounts are capitalized and recorded in real estate assets.

Note 7. Income Taxes

The Fund is treated as a partnership for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Fund generally flow through to the members and therefore, no provision for federal income taxes has been included in the accompanying Consolidated Financial Statements. The Fund is subject to certain state and local taxes, which have been recorded in the Fund’s Consolidated Financial Statements.

Note 8. Fair Value of Financial Instruments

The carrying amount of the Fund’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and other liabilities approximate fair value due to the short-term nature of these financial instruments.

Note 9. Contingencies

All of the properties owned by the Fund have been subjected to Phase I environmental reviews. None of the environmental assessments has revealed, nor is management aware of, any environmental liability that management believes would have a material adverse effect on the Fund’s business, financial condition or results of operations.